UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EARTH SCIENCE TECH, INC.

(Name of Issuer)

Preferred A

(Title of Class of Securities)

903862100

(CUSIP Number)

Savannah Matthews
1308 Sartori Boulevard
Suite 109
Torrance, California 90501
Telephone (310) 328-3588

December 23, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 903862100	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MAJORCA GROUP, LTD
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Majuro, Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,200,000 Series A Preferred
	8.	SHARED VOTING POWER 0 Series A Preferred
	9.	SOLE DISPOSITIVE POWER 5,200,000 Series A Preferred
	10.	SHARED DISPOSITIVE POWER 0 Series A Preferred

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,200,000 Series A Preferred
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 903862100	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

This Schedule 13D related to the issuance of 5,200,000 Preferred A shares of Earth Science Tech, Inc. to Majorca Group, Ltd.

Earth Science Tech, Inc. has its principal business address as 2255 Glades Road, Suite 324A, Boca Raton, Florida 33431

Item 2.  Identity and Background.

(i)	Majorca Group, Ltd, a Majuro, Marshall Islands company with respect to the Shares directly and beneficially owned by it.

Item 3.  Source or Amount of Funds or Other Consideration.

The Shares being issued to Majorca Group, Ltd. are issued pursuant to an Addendum to the Founders Agreement entered into on March 24, 2014 wherein Majorca Group, Ltd. is to provide products in the health, wellness, and beauty markets to Earth Science Tech, Inc.  In addition Majorca Group, Ltd. shall build the website for Earth Science Tech, Inc. and provide management, marketing, sales, and production expertise to Earth Science Tech, Inc.  Pursuant to the Addendum justifying the issuance of the 5,200,000 Preferred A shares, Majorca Group, Ltd. is to provide over 3000 linked sites for the leafstrain.com website and to provide ongoing consulting for purposes of brining other contracts for other business to Earth Science Tech, Inc. including retail business.

Item 4.  Purpose of Transaction.

The Shares being issued to Majorca Group, Ltd. are issued pursuant to a Founders Agreement entered into on March 24, 2014 wherein Majorca Group, Ltd. is to provide products in the health, wellness, and beauty markets to Earth Science Tech, Inc.  In addition Majorca Group, Ltd. shall build the website for Earth Science Tech, Inc. and provide management, marketing, sales, and production expertise to Earth Science Tech, Inc.  Pursuant to the Addendum justifying the issuance of the 5,200,000 Preferred A shares, Majorca Group, Ltd. is to provide over 3000 linked sites for the leafstrain.com website and to provide ongoing consulting for purposes of brining other contracts for other business to Earth Science Tech, Inc. including retail business.

Item 5.  Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 0 Preferred A Shares outstanding as of March 29, 2015.

A.	Majorca Group, Ltd.

(a)	As of the close of business on March 29, 2015, Majorca Group, Ltd. beneficially owned 5,200,000 Preferred A Shares.

Percentage: Approximately 100%

(b)	1. Sole power to vote or direct vote: 5,200,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,200,000
4. Shared power to dispose or direct the disposition: 0

Majorca Group, Ltd.  has an interest in 25,000,000 common shares of the Issuer along with the 5,200,000 Preferred A shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On March 24, 2014 Majorca Group, Ltd signed a Founders Agreement with Earth Science Tech, Inc. wherein Majorca Group, Ltd. agreed to provide Earth Science Tech, Inc. with products, marketing, sales, production and website development.  Products shall include health products, wellness products, and beauty products. Pursuant to the Addendum justifying the issuance of the 5,200,000 Preferred A shares, Majorca Group, Ltd. is to provide over 3000 linked sites for the leafstrain.com website and to provide ongoing consulting for purposes of brining other contracts for other business to Earth Science Tech, Inc. including retail business.

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 903862100	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAJORCA GROUP, LTD.

/s/ Savannah Matthews
Savannah Matthews

President

March 29, 2015